SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  26 March 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 26 March 2004 re: Directorate Change




47/04                                                          26 March 2004

BOARD CHANGE AT LLOYDS TSB GROUP

Lloyds TSB Group announces that Steve Targett, Group Executive Director, Wholesale and International Banking has resigned from the company to return to Australia for family reasons, and to take up a senior position with Australia and New Zealand Banking Group. Steve will leave at the end of April and an announcement about succession will be made in due course.

Eric Daniels, Group Chief Executive, Lloyds TSB Group plc said "I am disappointed that Steve has decided to leave us. He has made a very good start in developing strategies for growth within our wholesale and international banking division and there is a strong team in place that will continue this progress."

Maarten van den Bergh, Chairman of Lloyds TSB Group plc, said: "We are sorry that Steve is leaving us but understand that his roots have remained in Australia. We wish him and his family every success for the future."

                                    - ends -



For further information:

Investor Relations

Michael Oliver                                            +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                                +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk

Media

Terrence Collis                                           +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh

Head of Media Relations                                   +44 (0) 20 7356 2121

E-mail: mary.walsh@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations



Date:     26 March 2004